Exhibit 21.1

Legal Name	Jurisdiction of Organization
AEye Technologies, Inc.	Delaware
US LADAR, Inc.	Delaware
AEye International, Ltd.	Cayman Islands
AEye International IP LLC	Delaware
AEye Germany GmbH	Germany
AEye Japan G.K.	Japan